

Mail Stop 4631

VIA FACSIMILE AND U.S. MAIL

November 20, 2009

Laurence A. Tosi
Chief Financial Officer
The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154

      RE: The Blackstone Group L.P.
              Forms 10-Q for Periods Ended September 30, 2009 and June 30, 2009
              File No. 1-33551

Dear Mr. Tosi:

We have reviewed your response dated September 29, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We appreciate your response to our letter dated September 15, 2009, and our related discussion on November 4, 2009. Based on your response and our conversation, we ask that you provide expanded disclosures concerning the performance of, fees in, and activity in, significant funds in order to provide more meaningful and transparent information to readers.

Business: Fund Performance Information

2. Please expand disclosures in future filings to provide readers with a meaningful understanding of the performance of each of your significant funds. Although you are in the best position to determine which funds those may be, we ask that you consider the following criteria. The fund:
   - Had, or is expected to have, a material impact on management fees, or incentive fees in relation to segment results;
   - Comprises a material amount of segment AUM;
   - Had, or is expected to have, material investments, or redemptions in relation to segment AUM; or
   - Had, or is expected to have, material appreciation, or depreciation in relation to segment AUM.

3. For each significant fund, please identify the fund and describe the underlying types of investments and overall strategy involved in the fund. Disclose the annualized returns for the periods presented, and inception to date returns, for both returned and unreturned funds. Please clearly explain that the returns are those of the funds and not those of The Blackstone Group, L.P.

Management's Discussion and Analysis of Financial Condition and Results of Operations

4. We note from your response that for each period presented, the changes in management fees, performance fees/reversals and the investment income of certain funds appear to have had a significant impact on your segment Economic Net Income or Loss. We believe that a more rigorous discussion, including identification of particular funds and the related changes described above, would provide a more meaningful discussion to readers. That discussion may also include, for any individual fund, if material:
   - Whether a specific threshold and/or realization event has been met in determining any incentive fee, if applicable;
   - The reasonable likelihood of attaining the thresholds in future periods. This could include a discussion about the high-water marks on a fund; and
   - The amount of actual reversals recorded and potential claw-backs. For example, quantifying the amount of claw-backs that would be required to be repaid if the fund were liquidated at its net asset value.

5. As we discussed, if information about a specific investment held within a fund is material to an understanding of your results of operations, you will identify that investment and quantify the impact such investment had during the period, or otherwise disclose any material information concerning that specific investment. On a forward-looking basis, if information about a specific investment is material to an understanding of your future operations, please disclose that information.

6. If in the future, you experience inflows, outflows or market appreciation/depreciation that have a significant impact on your fees or AUM, provide a discussion about that activity, and where material, identify the particular funds and their impact. That discussion should also include for any individual fund, if material:

    *   The policy concerning redemptions. For example, disclose whether shareholders of funds are required to give advance notice prior to redemption and if so, the extent of notice required. Disclose whether you have suspended redemption requests. Provide an explanation for any suspensions and when you expect to lift the suspension; and

    *   The extent of any significant changes in AUM after the balance sheet date but prior to filing your Form 10-K or 10-Q. Quantify the portion of the change that was attributable to performance as opposed to redemptions/investments. Disclose which investment types, segments, or individual investments were most significantly impacted. For any of these significant changes, disclose and quantify the impact on future results of operations and cash flows.

7. Based on our discussion, you have agreed to make these disclosures in your Form 10-K for the year ended December 31, 2009 and to provide us with sample disclosures reflecting the above changes for the third quarter ended September 30, 2009. We look forward to your response to these comments and the sample disclosures.

       Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or me at (202) 551-3689, if you have questions regarding comments on the financial statements and related matters.

       Sincerely,

John Hartz
Senior Assistant Chief Accountant